

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via E-mail
Mr. Juan Ramón Alaix
Chief Executive Officer
Zoetis Inc.
c/o Pfizer Inc.
5 Giralda Farms
Madison, NJ 07940

> **Re: Zoetis Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 11, 2013**
> **File No. 333-183254**

Dear Mr. Alaix:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Management, page 122
Annual incentive plan, page 130

1. On page 130, you discuss the funded pool based on Pfizer's performance on three financial metrics that is used to fund incentive compensation. Please expand your discussion of this pool to address the following topics:

    - Please discuss the maximum level of achievement for each financial performance metric taken into account to determine the pool that funds incentive compensation (i.e. total revenues, adjusted diluted earnings per share, and cash flow from operations);
    - Please discuss the achievement of each financial performance metric; and

- Please disclose the total pool for incentive compensation in 2012.

2. We note that each named executive officer was eligible to be awarded by Zoetis non-equity incentive plan compensation for the 2012 fiscal year under the Global Performance Plan. When you have determined the level of the 2012 incentive awards, please expand your disclosure in this section to describe the factors considered by the Compensation Committee in determining the amounts awarded. Your disclosure should address the following topics, as applicable:

  - The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of cash incentive bonus to be awarded;
  - The evaluation by the Compensation Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and
  - Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551- 3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036